                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           --------------------------

                                  SCHEDULE TO/A

                                 (RULE 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 4

                           --------------------------

                              SPECTRA-PHYSICS, INC.
                       (ISSUER) (NAME OF SUBJECT COMPANY)

                        SPECTRA-PHYSICS ACQUISITION, INC.
                        (NAME OF FILING PERSON) (OFFEROR)

                           THERMO ELECTRON CORPORATION
                        (NAME OF FILING PERSON) (OFFEROR)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                CUSIP 883593 10 5
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                             SETH H. HOOGASIAN, ESQ.
                                 GENERAL COUNSEL
                           THERMO ELECTRON CORPORATION
                                 81 WYMAN STREET
                        WALTHAM, MASSACHUSETTS 02454-9046
                                 (781) 622-1000

            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
       TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                                 WITH A COPY TO:

                              NEIL H. ARONSON, ESQ.
                           MINTZ, LEVIN, COHN, FERRIS,
                             GLOVSKY AND POPEO, P.C.
                              ONE FINANCIAL CENTER
                           BOSTON, MASSACHUSETTS 02111
                                 (617) 542-6000


                           --------------------------

                            CALCULATION OF FILING FEE

Transaction Valuation(1): $127,633,082.50     Amount of Filing Fee(2): $25,527

(1) For purposes of calculating fee only. This amount is based upon (a) the maximum number of Shares to be purchased pursuant to the Offer and (b) the price offered per Share.

(2) The amount of the filing fee, calculated in accordance with Regulation 240.0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the Transaction Valuation.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:                   $25,527
         Form or Registration No.:                 Schedule TO-T/13E-3
         Filing Party:                             Thermo Electron Corporation
         Date Filed:                               November 16, 2001

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         |X|      third-party tender offer subject to Rule 14d-1.

         |_|     issuer tender offer subject to Rule 13e-4.

         |X|     going-private transaction subject to Rule 13e-3.

         |X|     amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|

                            SCHEDULE 13D INFORMATION

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Thermo Electron Corporation
         IRS No. 04-2209186

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)     |_|
                                                                    (b)     |X|

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*

         WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                             |_|

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Delaware

NUMBER OF                                            7.     SOLE VOTING POWER
SHARES
BENEFICIALLY                                                16,964,895
OWNED BY
EACH
REPORTING                                            8.     SHARED VOTING POWER
PERSON WITH                                                 0

9.       SOLE DISPOSITIVE POWER

         16,964,895

10.      SHARED DISPOSITIVE POWER

         0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         16,964,985

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                     |_|

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         93.6%

14.      TYPE OF REPORTING PERSON*

         CO

         This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 16, 2001, as amended on December 7, 2001, December 14, 2001 and December 19, 2001 relating to the offer by Spectra-Physics Acquisition, Inc., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Thermo Electron Corporation ("Thermo Electron"), a Delaware corporation, to purchase all outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Spectra-Physics, Inc., a Delaware corporation (the "Company"), that Thermo Electron and its subsidiaries do not currently own, at a purchase price of $17.50 per Share net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 16, 2001 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit 12(a)(1), and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the "Offer"), a copy of which is attached hereto as Exhibit 12(a)(2). The information in the Offer to Purchase under the captions "Summary", "Introduction", "Special Factors", "The Tender Offer", "Material Federal Income Tax Consequences", "Price Range Of The Shares; Dividends", "Certain Information Concerning The Company", "Certain Information Concerning The Purchaser And Thermo Electron", "Source And Amount Of Funds" and "Fees And Expenses" and Schedules I, II and III to the Offer to Purchase are incorporated herein by reference.

ITEMS 1 THROUGH 9 AND ITEMS 11 AND 13.

         Items 1 through 9 and Items 11 and 13 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding thereto the following:

         The Offer expired at 12:00 midnight, New York City time, on Friday, December 21, 2001. Pursuant to the Offer, based upon a report from EquiServe Trust Company, L.P., the Purchaser acquired approximately 3,631,895 Shares. Following the acceptance for payment of such Shares, Thermo Electron Corporation, a Delaware corporation, and its subsidiaries collectively own approximately 93.6% of the outstanding Shares.

         On December 24, 2001, Thermo Electron issued a press release announcing the closing of the tender offer and affirming its intention to cause the Purchaser to merge with and into the Company in a short-form merger after February 22, 2002, when the restrictions of Section 203 of the Delaware General Corporation Law relating to any merger involving Thermo Electron and the Company lapse. The full text of Thermo Electron's December 24, 2001 press release is attached as Exhibit (a)(13) hereto and incorporated herein by reference.

ITEM 12.

         Item 12 of the Schedule TO is hereby amended by adding thereto the following:

         (a)(13)  Press Release issued by Thermo Electron on December 24, 2001.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                           SPECTRA-PHYSICS ACQUISITION, INC.

                                           By: /s/ Theo Melas-Kyriazi
                                               --------------------------------
                                               Name: Theo Melas-Kyriazi
                                               TITLE: PRESIDENT

                                           THERMO ELECTRON CORPORATION

                                           By: /s/ Theo Melas-Kyriazi
                                               --------------------------------
                                               Name: Theo Melas-Kyriazi
                                               TITLE: VICE PRESIDENT AND CHIEF
                                               FINANCIAL OFFICER

Date: December 26, 2001

                                  EXHIBIT INDEX

EXHIBIT                 DESCRIPTION

12(a)(1)*               Offer to Purchase dated November 16, 2001.

12(a)(2)*               Letter of Transmittal.

12(a)(3)*               Notice of Guaranteed Delivery.

12(a)(4)*               Letter from the Dealer Manager to Brokers, Dealers,
                        Commercial Banks, Trust Companies and Nominees.

12(a)(5)*               Letter to Clients for use by Brokers, Dealers,
                        Commercial Banks, Trust Companies and Nominees.

12(a)(6)*               Summary Advertisement as published on November 16, 2001.

12(a)(7)*               Guidelines for Certification of Taxpayer Identification
                        Number on Substitute Form W-9.

12(a)(8)*               Press Release issued by Thermo Electron on August 21,
                        2001 (incorporated herein by reference from the Schedule
                        TO-C filed by Thermo Electron filed with the Commission on August 21, 2001).

12(a)(9)*               Press Release issued by Thermo Electron on September 26,
                        2001 (incorporated herein by reference from the Schedule
                        TO-C filed by Thermo Electron with the Commission on September 26, 2001).

12(a)(10)*              Press Release issued by Thermo Electron on November 6,
                        2001 (incorporated herein by reference from the Schedule
                        TO-C filed by Thermo Electron with the Commission on November 6, 2001).

12(a)(11)*              Press Release issued by Thermo Electron on November 16,
                        2001.

12(a)(12)*              Press Release issued by Thermo Electron on December 17,
                        2001.

12(a)(13)               Press Release issued by Thermo Electron on December 24,
                        2001.

12(b)                   Not applicable.

12(c)(1)*               Opinion of J.P. Morgan Securities Inc. dated November 6,
                        2001.

12(c)(2)*               Presentation of J.P. Morgan Securities Inc. to the
                        Thermo Electron Board of Directors dated August 20,
                        2001.

12(c)(3)*               Presentation of J.P. Morgan Securities Inc. to the
                        Thermo Electron Board of Directors dated November 6,
                        2001.

12(d)                   Not applicable.

12(e)                   Not applicable.

12(f)* Summary of Appraisal Rights (included in Exhibit 12(a)(1) in the section captioned "The Merger; Appraisal Rights") and Schedule III to Exhibit 12(a)(1) "Section 262 of the Delaware General Corporation Law").

12(g)                   Not applicable.

12(h)                   Not applicable.

-------------------------------
* Previously filed.